Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733,
40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

VOLUNTARY ANNOUNCEMENT

SUBMISSION OF TENDER FOR GAMING CONCESSION

This announcement is issued on a voluntary basis. Reference is made to the announcement of Sands China Ltd. (the “Company” or “Sands China”) dated June 23, 2022 in relation to, among others, the extension of the gaming subconcession to December 31, 2022 (the “June 2022 Announcement”), and the Company’s 2022 Interim Report. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the June 2022 Announcement and our 2022 Interim Report.

The board of directors (the “Board”) of the Company is pleased to confirm that, on September 14, 2022, Venetian Macau Limited, a subsidiary of the Company, submitted a tender to the Macao government for the award of a new 10-year gaming concession for the operation of casino games of chance in Macao, which, if granted by the Macao government, is expected to commence on January 1, 2023.

Set forth below are extracts from the joint press release dated September 14, 2022 issued by Las Vegas Sands Corp. (“Las Vegas Sands” or “LVS”), the controlling shareholder of the Company, and the Company:

“The tender submission highlights both the unprecedented level of investment Sands China has made in Macao, specifically in non-gaming tourism amenities and attractions, as well as detailing the organization’s plans for continuing to help broaden Macao’s appeal as an international tourist destination.

“No one has been a bigger believer in Macao’s long-term success as a leisure and business tourist destination than we have. Investments in our world-class assets, our team members and the local community are a testament to our overall commitment to Macao and this tender submission reiterates our longstanding strategy of continuous investment in Macao,” said Las Vegas Sands' and Sands China's Chairman and Chief Executive Officer Mr. Robert G. Goldstein. “On behalf of our 25,000 team members in Macao, senior management, our boards of directors and the Adelson family, we are honored to have submitted our application and look forward to continuing the wonderful partnership we have had with the people of Macao for the last two decades.”

“The entrepreneurial vision of our founder, Mr. Sheldon G. Adelson, combined with the leadership of the government and the dedication of our team members, has helped lead a remarkable transformation of Macao over the past twenty years. Over the next decade we hope to play a leading effort in helping Macao attract more tourists from more parts of the world and further its efforts to be recognized as a world center of tourism and leisure,” said Sands China's President and Executive Director, Dr. Wilfred Wong Ying Wai.

Dr. Wong said the submission recapped the organization’s industry-leading programs dedicated to assisting and supporting small and medium enterprises, as well as the strong community outreach achieved through the Sands Cares Ambassadors and a robust charitable giving program and the award-winning training and development programs that have provided Sands China's team members opportunities for new skill development and career advancement.

Mr. Goldstein said the Company plans to further many of its longstanding local talent development initiatives including plans to expand its Sands China Academy offerings. He said these efforts will create even greater upward career mobility opportunities and further increase the percentage of locals in management positions. In addition, Mr. Goldstein said the Company was dedicated to helping Macao meet its tourism and economic diversification goals.

“Our goals have always been aligned with the government when it comes to developing the scale of amenities Macao needed to become a must-see international tourism destination. We made unmatched commitments to bringing world-class shopping and dining and quickly became the market leader in MICE (Meetings, Incentives, Conferences, Exhibitions) and live entertainment. Macao is still in the early stages of establishing itself as an international tourism destination and we believe we can continue to meaningfully contribute to that effort by expanding those important drivers of tourism,” said Mr. Goldstein.

The Company also announced that Mr. Dave Sun MinQi, who has served as Sands China’s Chief Financial Officer since 2017 and has been with the Company since 2007, has been proposed to also act as the future managing director of Venetian Macau Limited. Additionally, Mr. Grant Chum Kwan Lock, who serves as Chief Operating Officer and a member of the Sands China board of directors, is also taking on the role of Executive Vice President of Asia Operations for Las Vegas Sands. In that role, Mr. Chum will work across LVS’ properties in Macao and Marina Bay Sands in Singapore. He will also lead strategies directed at increasing foreign visitation to our Macao properties, as well as build greater synergies between the two markets, especially as it relates to live entertainment, MICE, luxury retail and other non-gaming lifestyle attractions.

“Sands China has an unwavering commitment to the long-term success of Macao as Asia’s leading leisure and business tourism destination. We have a tremendous management team, the majority of whom are local residents, with deep experience in developing and operating the largest integrated resorts in Asia. With the right strategy and team in place, we could not be more excited about our future in Macao,” concluded Mr. Goldstein.”

The Company will issue further announcements concerning the progress of the tender as and when appropriate. Holders of the Company’s securities and potential investors are urged to exercise caution when dealing in the securities of the Company.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, September 14, 2022

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.
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